SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 2002

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                One Bruton Street
                                 London W1J 6AQ
                                     England
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                                  MARCONI PLC

                        FINANCIAL RESTRUCTURING: UPDATE

London, 16 December 2002 - Marconi plc (MONI) announces that it has concluded modifications to the non-binding indicative heads of terms (the "Heads of Terms") for the financial restructuring of Marconi plc and its wholly owned subsidiary Marconi Corporation plc ("Marconi Corporation") (the "Restructuring") and has also agreed amendments to the interim security provided to the Group's Syndicate Banks and bondholders (including the bond trustees) and certain ESOP derivative providers. The modifications to the Heads of Terms, set out in an addendum, are the culmination of continued good faith negotiations which have been taking place during recent weeks between Marconi plc, Marconi Corporation, the Co-ordination Committee of Syndicate Banks and an informal ad hoc committee of bondholders (the "Bondholder Committee").

Mike Parton, Chief Executive of Marconi plc, said:

"Today's announcement represents a significant step forward towards the conclusion of our financial restructuring. The timetable gives us a clear path to our emergence before the end of our financial year.

Customers, suppliers and employees can be reassured by the progress we have made."


Key Developments Since the 29 August 2002 Announcement

Since the 29 August announcement of the Restructuring, a number of milestones have been reached and significant progress has been made towards a successful conclusion of the Restructuring:

* Interim Security: On 13 September 2002, interim security over the balance of the lockbox accounts established in April 2002 was granted in favour of the Group's Syndicate Banks, bondholders (including the bond trustees) and certain ESOP derivative providers;

* Payment of Interest: With the requisite approvals from each relevant creditor group, accrued interest on all external Marconi Corporation financial indebtedness for the period to 15 October 2002 has been paid;

* Q2 Trading: Q2 trading announcement on 22 October 2002 supplemented by today's interim results announcement has confirmed that during a period marked by further market deterioration, the Marconi Group has continued to trade in line with its Sensitised Business Plan and has won major orders across a number of product ranges;

* Further Cost Base Reductions: Given the current market conditions, management consider it prudent to reduce the breakeven level of sales below the annualised run-rate achieved in the second quarter. Consequently, the Marconi Group now expects to reduce its Core operating cost run-rate to GBP520 million per annum before the end of the current financial year, ahead of its previously disclosed schedule. Furthermore, the Marconi Group intends to implement further cost reduction actions to reduce the annualised Core operating cost base to GBP450 million during the next financial year; and

* New Board Members: As announced today (see separate press release: "New Board Members"), John Devaney has agreed to become non-executive Chairman and Kent Atkinson and Werner Koepf have agreed to become non-executive directors of Marconi plc and Marconi Corporation. It is expected that additional non-executive appointments will be made in due course. These appointments follow the appointment of Chris Holden as acting CFO of Marconi plc and Marconi Corporation as announced on 14 November 2002.


Summary of Key Changes to the Indicative Heads of Terms

The terms of the Restructuring as updated today by the addendum are in most respects, including the initial cash distribution, the same as those of the Heads of Terms announced by Marconi plc on 29 August 2002. The key changes made to the Heads of Terms include:

* Effective Date: The Restructuring completion date (the "Effective Date") is now expected to be on or before 15 March 2003 (previously on or before 31 January 2003);

* Scheme Posting Date: Scheme documentation now expected to be posted in January 2003 (previously November 2002);

* Senior Notes: To be denominated in Euros with a possible US Dollar option within certain limitations; and a mechanism for depositing one year's interest into a segregated account from certain cash reserves and asset disposal proceeds during the first two years has been removed;

* Junior Notes: To be denominated in Euros; interest rate increased to 12 per cent pay in kind ("PIK") or 10 per cent cash (previously 10 per cent and 8 per cent respectively); and an interest holiday of 2 years has been removed;

* Limited Recourse Notes: To be denominated in US Dollars; interest rate increased to 12 per cent PIK or 10 per cent cash (previously 10 per cent and 8 per cent respectively); and the interest holiday of 2 years has been reduced to 1 year;

* Early Redemption: Senior Notes, Junior Notes and Limited Recourse Notes may be redeemed contemporaneously at any time at a redemption price at the higher of 110 per cent of par or at par plus a makewhole based on 50 basis points above the yield on US treasuries of similar maturity, plus, in each case, accrued interest;

* Retained Cash on Completion: Marconi Group expects to retain approximately GBP724 million (based on projected balances as at 28 February 2003) instead of GBP635 million, as previously indicated (see additional detail in Annex B);

* Working Capital Arrangements: In accordance with its forecast requirements, Marconi Corporation expects to obtain working capital facilities of approximately USD45 million (approximately GBP30 million) in the US, instead of the GBP100 million of facilities assumed previously;

* Performance Bonding Facility: Marconi Corporation expects to obtain a GBP50 million super priority performance bonding facility; and

* Letters of current intention both to support the Restructuring and to vote in favour of the Marconi plc and Marconi Corporation schemes have been obtained from the Joint lead Co-ordinators of the Syndicate
      Banks and the Bondholder Committee. The requirement that the interim security over the lockbox accounts be released unless formal undertakings to support the Restructuring are obtained from a required percentage of the bank and bondholder creditors has been removed.


Conference Call Details

Management will host a conference call and audiocast for analysts and investors on 16 December at 4pm UK time.

The call can be accessed on Marconi's web-site or by dialling +44 (0) 20 8996 3900 from Europe or +1 617 801 9702 from US and quoting "Marconi".

An instant replay will be available for seven days by dialling +44 (0) 1296 618700, pass code 661008 from Europe or +617 801 6888, passcode 71903 from US.

Materials to accompany the call will be available on Marconi's website www.marconi.com.

This press release should be read in conjunction with the full text of the announcement and its related Annexes: Annex A "Summary of Actual Claims and Contingent Claims" and Annex B "Updated Financial Information".


ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts
Joe Kelly / David Beck                                 Heather Green

Public Relations                                       Investor Relations

Marconi plc                                            Marconi plc

+44 (0) 207 306 1771                                   +44 (0) 207 306 1735

joe.kelly@marconi.com                                  heather.green@marconi.com



                                  MARCONI PLC

                        FINANCIAL RESTRUCTURING: UPDATE

Marconi plc announces that it has concluded modifications to the non-binding indicative heads of terms (the "Heads of Terms") for the financial restructuring of Marconi plc and its wholly owned subsidiary Marconi Corporation plc ("Marconi Corporation") (the "Restructuring") and has also agreed amendments to the interim security provided to the Group's Syndicate Banks, bondholders (including the bond trustees) and certain ESOP derivative providers. The modifications to the Heads of Terms, set out in an addendum, are the culmination of continued good faith negotiations which have been taking place during recent weeks between Marconi plc, Marconi Corporation, the Co-ordination Committee of Syndicate Banks and an informal ad hoc committee of bondholders (the "Bondholder Committee").

Key Developments Since the 29 August 2002 Announcement

Since the 29 August announcement of the Restructuring, a number of milestones have been reached and significant progress has been made towards its successful conclusion:

* Interim Security: On 13 September 2002, interim security over the balance of the lockbox accounts established in April 2002 was granted in favour of the Group's Syndicate Banks, bondholders (including the bond trustees) and certain ESOP derivative providers;

* Payment of Interest: With the requisite approvals from each relevant creditor group, accrued interest on all external Marconi Corporation financial indebtedness for the period to 15 October 2002 has been paid;

* Q2 Trading: Q2 trading announcement on 22 October 2002 supplemented by today's interim results announcement has confirmed that during a period marked by further market deterioration, the Marconi Group has continued to trade in line with its Sensitised Business Plan and has won major orders across a number of product ranges;

* Further Cost Base Reductions: Given the current market conditions, management consider it prudent to reduce the breakeven level of sales below the annualised run-rate achieved in the second quarter. Consequently, the Marconi Group now expects to reduce its Core operating cost run-rate to GBP520 million per annum before the end of the current financial year, ahead of its previously disclosed schedule.
      Furthermore, the Marconi Group intends to implement further cost reduction actions to reduce the annualised Core operating cost base to GBP450 million during the next financial year; and

* New Board Members: As announced today (see separate press release: "New Board Members"), John Devaney has agreed to become non-executive Chairman and Kent Atkinson and Werner Koepf have agreed to become non-executive directors of Marconi plc and Marconi Corporation. It is expected that additional non-executive appointments will be made in due course. These appointments follow the appointment of Chris Holden as acting CFO of Marconi plc and Marconi Corporation as announced on 14 November 2002.


Summary of Key Changes to the Indicative Heads of Terms

The terms of the Restructuring as updated today by the addendum are in most respects, including the initial cash distribution, the same as those of the Heads of Terms announced by Marconi plc on 29 August 2002. The key changes made to the Heads of Terms include:

* Effective Date: The Restructuring completion date (the "Effective Date") is now expected to be on or before 15 March 2003 (previously on or before 31 January 2003);

* Scheme Posting Date: Scheme documentation now expected to be posted in January 2003 (previously November 2002);

* Senior Notes: To be denominated in Euros with a possible US Dollar option within certain limitations; and a mechanism for depositing one year's interest into a segregated account from certain cash reserves and asset disposal proceeds during the first two years has been removed;

* Junior Notes: To be denominated in Euros; interest rate increased to 12 per cent pay in kind ("PIK") or 10 per cent cash (previously 10 per cent and 8 per cent respectively); and an interest holiday of 2 years has been removed;

* Limited Recourse Notes: To be denominated in US Dollars; interest rate increased to 12 per cent PIK or 10 per cent cash (previously 10 per cent and 8 per cent respectively); and the interest holiday of 2 years has been reduced to 1 year;

* Early Redemption: Senior Notes, Junior Notes and Limited Recourse Notes may be redeemed contemporaneously at any time at a redemption price at the higher of 110 per cent of par or at par plus a makewhole based on 50 basis points above the yield on US treasuries of similar maturity, plus, in each case, accrued interest;

* Retained Cash on Completion: Marconi Group expects to retain approximately GBP724 million (based on projected balances as at 28 February 2003) instead of GBP635 million, as previously indicated (see additional detail in Annex B);

* Working Capital Arrangements: In accordance with its forecast requirements, Marconi Corporation expects to obtain working capital facilities of approximately USD45 million (approximately GBP30 million) in the US, instead of the GBP100 million of facilities assumed previously; and

* Performance Bonding Facility: Marconi Corporation expects to obtain a GBP50 million super priority performance bonding facility.


Letters of Support

Letters of current intention both to support the Restructuring and to vote in favour of the Marconi plc and Marconi Corporation schemes have been obtained from the Joint lead Co-ordinators of the Syndicate Banks and the Bondholder Committee. The requirement that the interim security over the lockbox accounts be released unless formal undertakings to support the Restructuring are obtained from a required percentage of the bank and bondholder creditors has been removed.

Process to Completion of the Restructuring

Marconi plc, Marconi Corporation and their advisers continue to make progress towards completing documentation based on the principles set out in the Heads of Terms as updated in the addendum. However, as announced on 21 November 2002, given the complex nature of the issues under negotiation and the time required to document definitive agreements, it was not possible to finalise such documentation in November so as to enable the Restructuring to be completed before the end of January 2003.

Marconi has sought and obtained the necessary agreement of the requisite majorities of both the Syndicate Banks and Bondholder Committee to extend the timetable for completion of the Restructuring, with a view to posting the scheme documentation to relevant creditors in January 2003 and to completing the Restructuring by no later than 15th March 2003.

Restructuring Implementation

It is still envisaged that the Restructuring will be implemented by way of separate creditors' schemes of arrangement under section 425 of the Companies Act 1985 in relation to each of Marconi plc and Marconi Corporation. When the Restructuring becomes effective, Marconi Corporation will become the new holding company of the Marconi Group and Marconi plc will ultimately be "liquidated" on a solvent basis. Related proceedings under section 304 of the US Bankruptcy Code will be utilised to assist with the implementation of the Restructuring.

It is proposed that two classes of creditors will be constituted for the purpose of the Marconi plc and Marconi Corporation schemes. The first class of creditors will comprise general unsecured creditors, subject to certain exclusions. The second class of creditors will comprise those of Marconi plc's ESOP derivative providers who have undertaken to support the Restructuring. It is proposed that certain claims of creditors of Marconi plc and Marconi Corporation will be excluded from the schemes and will therefore not be affected by the proposed Restructuring. Marconi plc believes that all creditors who will be affected by the proposed schemes have already been notified (either by public advertisements or directly) and will, in due course, be sent details by Marconi plc or Marconi Corporation of the terms of the schemes and of the further steps that will need to be taken by them.

Marconi remains of the view that the material day to day operations of Marconi Corporation and its subsidiaries, in particular the supply to customers and the payment of suppliers and employees, will remain unaffected by the Restructuring.

Marconi Corporation Scheme of Arrangement

Under the Marconi Corporation scheme, approximately GBP3.8 billion of externally held financial indebtedness, comprising the Group's main syndicated bank facility (the "Syndicated Bank Debt") and its externally held US Dollar- and Euro-denominated bonds (the "External Bond Debt"), is to be exchanged for a package of cash, new equity and new debt securities of Marconi Corporation (the "Restructuring Consideration" (see details immediately below)). Holders of certain other claims and contingent claims against Marconi Corporation will also be included in the Marconi Corporation scheme and will also participate in the Restructuring Consideration pro rata to their admitted claims against Marconi Corporation. An updated summary of key expected actual and contingent claims against Marconi Corporation is set out in Annex A.

Restructuring Consideration

The aggregate nominal amount of the consideration to be received by the creditors participating in the Marconi Corporation scheme in exchange for the cancellation of their claims remains unchanged. Creditors participating in the Marconi Corporation scheme will receive a distribution pro rata to their admitted claims as follows:

Cash

* Cash equal to at least GBP165 million (approximately GBP95 million of the GBP260 million referred to in the 29 August announcement having already been paid to bring interest on Marconi Corporation's financial indebtedness current as at 15 October 2002);

Senior Notes

* GBP450 million of new senior secured notes due April 2008 to be issued by Marconi Corporation with an 8 per cent cash coupon, payable quarterly and accruing from the completion of the Restructuring (the
       "Senior Notes"). The Senior Notes will be denominated in Euros with a possible US Dollar option within certain limitations. The Senior Notes will be secured by substantially all of the assets of the Group
       (other than certain of the Group's US Assets, namely Outside Plant and Power ("OPP"), Broadband Routing and Switching ("BBRS") and North American Access ("NA Access"), together the "Ringfenced US Assets") on a senior secured basis and against the Ringfenced US Assets on a junior subordinated basis. The Senior Notes will be mandatorily redeemable at 110 per cent of par, plus accrued interest from proceeds of certain asset disposals and releases of certain restricted cash balances and retentions (but only after the Junior Notes and, in the case of disposals of Ringfenced US Assets, the Limited Recourse Notes have been repaid in full). The Senior Notes will benefit from a change of control put option at 110 per cent of par, plus accrued interest;

       - In addition, the Senior Notes, Junior Notes and Limited Recourse Notes may, at the option of Marconi Corporation, be redeemed in full contemporaneously at any time at a redemption price at the higher of 110 per cent of par or at par plus a makewhole based on 50 basis points above the yield on US treasuries of similar maturity, plus, in each case, accrued interest;

       - A mechanism for depositing one year's interest into a segregated account from certain cash reserves and asset disposal proceeds (that would otherwise have gone to redeem the Junior Notes) during the first two years has been removed;

Junior Notes

* GBP250 million of new Euro denominated junior secured notes due October 2008 to be issued by Marconi Corporation, with, at Marconi Corporation's option, either a 12 per cent PIK coupon or a 10 per cent cash coupon payable quarterly and accruing immediately from the completion of the Restructuring (the "Junior Notes");

       - At the time of the 29 August announcement, the Heads of Terms envisaged an interest holiday for an initial 2 year period and thereafter, at Marconi Corporation's option, either a 10 per cent PIK coupon or an 8 per cent cash coupon payable quarterly;

       - As stated previously, the Junior Notes will be secured by substantially all of the assets of the Group, including the Ringfenced US Assets, on a senior subordinated basis. The Junior Notes will be mandatorily redeemable from:

             * the release of certain restricted cash balances that cannot be distributed initially (including cash collateral held against performance bonds (subject to the super priority bonding arrangements described below) and retentions pending resolution of potential liabilities in relation to the Group's previously disclosed ESOP hedging arrangements (note
                   1)); and

             * certain disposal proceeds (non-US Asset disposals and US Asset disposals after settlement of the Limited Recourse Notes) and excess working capital cash at the Effective Date;

       - The Junior Notes must be redeemed from such proceeds at 110 per cent of par, plus accrued interest prior to maturity and are subject to a change of control put option at 110 per cent of par, plus accrued interest. The Junior Notes will also be redeemable contemporaneously with the other notes as set out above;

       - To the extent that any cash reserves or excess cash (see below) becomes available prior to the Effective Date which, had it become available after the Effective Date, would have been required to redeem the Junior Notes:

             * the initial cash distribution under the Marconi Corporation scheme shall be increased by that amount of such released cash reserves or excess cash; and

             * the amount of the Junior Notes to be issued as part of the Marconi Corporation scheme shall be reduced. The reduction shall be an amount equal to the principal amount of the Junior Notes that would have been repaid had such released cash reserves or excess cash been applied in redemption of the Junior Notes at 110 per cent of principal.

Limited Recourse Notes

* USD300 million (approximately GBP193 million (note 2)) of new secured limited recourse notes due October 2008 to be issued by Marconi Corporation, with an interest holiday for an initial 1 year period and thereafter, at Marconi Corporation's option, either a 12 per cent PIK coupon or a 10 per cent cash coupon payable quarterly and accruing from the first anniversary of the completion of the Restructuring
       (the "Limited Recourse Notes");

       - At the time of the 29 August announcement, the Heads of Terms envisaged an interest holiday for an initial 2 year period and thereafter, at Marconi Corporation's option, either a 10 per cent PIK coupon or an 8 per cent cash coupon payable quarterly;

       - As stated previously, the Limited Recourse Notes must be mandatorily redeemed upon disposals of the Ringfenced US Assets prior to 2008. The Limited Recourse Notes will be secured against the Ringfenced US Assets of the Group on a senior secured basis and recourse will be limited to the Ringfenced US Assets. The Limited Recourse Notes must be redeemed in connection with such disposals at 110 per cent of par, plus accrued interest prior to maturity as well as being subject to a change of control put option at 110 per cent of par, plus accrued interest. The Limited
             Recourse Notes will also be redeemable contemporaneously with the other notes as set out above.

Equity

* 99.5 per cent of the issued share capital of Marconi Corporation following the Restructuring (unchanged from the 29 August announcement).

Marconi plc's Scheme of Arrangement

At the time of the Restructuring, Marconi plc's main assets will include a wholly-owned subsidiary, Ancrane Limited and an inter-company receivable due from Ancrane Limited. Ancrane Limited, which holds in aggregate approximately 18 per cent. of the US Dollar and Euro-denominated bonds ("Internal Bond Debt") is a creditor of Marconi Corporation and will, under the Marconi Corporation scheme, receive a pro rata share of the Restructuring Consideration. In consideration for the release of their claims, creditors participating in the Marconi plc scheme will receive a pro rata distribution of the assets of Marconi plc which will include the Restructuring Consideration received through Ancrane Limited.

Post-Restructuring Working Capital

The 29 August announcement noted that Marconi Corporation expected to retain GBP155 million post restructuring to meet the potential working capital needs of the Core business and that it would use its best endeavours to obtain a working capital facility (with an assumed required amount of GBP100 million). Marconi Corporation has subsequently undertaken further work to assess its future working capital requirements and Marconi now expects to satisfy its post-restructuring working capital needs by:

*     retaining GBP196 million for working capital needs in the Core;

* obtaining limited recourse US working capital facilities in an amount totalling approximately USD45 million (approximately GBP30 million); and

* obtaining a GBP50 million bonding facility (the "Bonding Facility") to cover the issue of new performance bonds. The Bonding Facility will likely be provided on a super priority basis and will benefit from the same security package to be granted in favour of the Senior Notes and the Limited Recourse Notes, but on a first priority basis. The issue of bonds under the Bonding Facility will likely be conditional upon the prior deposit of 50 per cent cash collateralisation against the face amount of the bonds to be issued.


As part of funding cash flows through to breakeven, Marconi Corporation will be permitted to retain up to GBP82 million proceeds from the disposal of certain identified assets, which are intended to be sold by the Group prior to or after the Effective Date. Previously it was assumed that Marconi Corporation would have access to the first GBP62 million of proceeds from certain identified asset disposals. Any net disposal proceeds in excess of this amount of GBP82 million obtained for the identified assets or any net proceeds received from the sale of assets other than the Ringfenced US Assets (other than in the ordinary course of business), in each case prior to the Effective Date, will form part of excess cash as will any surplus cash (based on currently expected working capital requirements) in excess of a materiality threshold. Such excess cash will be applied to reduce the principal amount of the Junior Notes prior to the Effective Date.

The Marconi Group Post-Restructuring

It is now expected that cash resources of approximately GBP724 million (previously GBP635 million) will be retained within the business immediately following the Restructuring (based on projected balances as at 28 February
2003), comprising certain restricted cash balances and amounts required for working capital purposes. These cash resources include approximately GBP175 million (previously GBP150 million) which will be held as cash collateral for performance bonds and bilateral loans and up to approximately GBP170 million (unchanged) which will be held back pending the resolution of potential liabilities in relation to the Group's prior ESOP hedging arrangements. Further information on retained cash is shown in Annex B.

Taking into account the cash to be distributed as part of the Restructuring and approximately GBP40 million of subsidiary bilateral loans and finance leases (previously approximately GBP40 million), the pro forma net indebtedness of the total Group immediately following the Restructuring is expected to be approximately GBP210 million (previously approximately GBP300 million); pro forma Core net indebtedness (which excludes the Limited Recourse Notes) is expected to be approximately GBP20 million (previously GBP100 million).

Security Arrangements

On 13 September 2002, Marconi plc announced that interim security had been granted over the balance of the cash held in the lockbox accounts established in April 2002 (the "Secured Cash"). The initial balance of the Secured Cash (approximately GBP866 million) has reduced to GBP749 million as at 29 November 2002 as a result of releases approved in accordance with an agreed cash flow forecast. In the light of refinements to the Sensitised Business Plan, lockbox releases being lower than originally forecast and the extension of the time to the completion of the Restructuring, Marconi Corporation has concluded with the Syndicate Banks and the Bondholder Committee a revised forecast against which releases from the lockbox will be approved. The revised cashflow forecast is consistent with the Marconi Group's ability to satisfy its expected payment obligations arising in connection with the Restructuring.

As part of the original grant of the interim security:

* members of the Bondholder Committee undertook to enter into agreements to support the Restructuring; and

* provision was made for the security to be released if, by 15 business days after the launch of the Marconi plc and Marconi Corporation schemes, less than 39 per cent in principal amount of the Marconi Corporation banks and bondholders (excluding bonds which were subject to the bondholder undertakings referred to above) had undertaken to support the Marconi Corporation scheme of arrangement.

Marconi plc and Marconi Corporation have received letters of current intention from the Joint lead Co-ordinators of the Syndicate Banks and from the Bondholder Committee both to support the Restructuring and to vote in favour of the Marconi plc and Marconi Corporation schemes. As part of the process to conclude the addendum to the Heads of Terms and the extended timetable, the Bondholder Committee undertakings referred to above have now been replaced by these letters of current intention and the security release provision referred to above has been removed from the interim security. Furthermore, the undertakings given by Marconi Corporation in favour of the Bondholder Committee (in September 2002) relating to the interim security have also been amended.

Any enforcement event which may have existed in relation to the interim security as a result of a probable inability to complete the Restructuring by 31 January 2003 has been waived.

ESOP Derivative Arrangements

As set out in the 29 August announcement, as part of the Restructuring the Group intends to implement separate arrangements for the Group's ESOP derivative providers. These arrangements are conditional on the commitment of the respective ESOP derivative providers to support the Restructuring. To date, one of the Group's three ESOP derivative providers has given such a commitment and an escrow agreement has now been entered into with this ESOP derivative provider to give effect to these arrangements.

General

As stated previously, completion of the Restructuring will be conditional upon, amongst other things, securing the necessary support of the Syndicate Banks, bondholders and other creditors whose claims will be compromised as part of the court approved Restructuring.

The Boards of Marconi plc and Marconi Corporation continue to believe that the Restructuring is in the best interests of their respective stakeholders. The Board further believes that a consensual restructuring is the only viable alternative to an administration.



Notes

1 As previously disclosed, Marconi plc issued share options to employees under a number of different option plans. In order to hedge some of the potential cost of acquiring shares in order to satisfy the Group's obligations under such plans, Marconi plc entered into contracts (ESOP derivative transactions) to purchase shares in the future at prices which were fixed at the date of the contract. It is currently expected that a total of GBP170 million may be set aside pending determination of any claims which the ESOP derivative providers may have against Marconi Group companies other than Marconi plc.
        The ESOP arrangements provide for monies to be set aside for the benefit of the participating ESOP derivative providers only to the extent that it is subsequently found by a court, or agreed between the relevant parties, that the participating ESOP derivative providers would have been able to recover amounts from existing and past subsidiaries of Marconi Corporation under existing intercompany funding arrangements relating to the Group's prior ESOP hedging arrangements.

2 US Dollar- and Euro-denominated balances translated, for presentation purposes only, into sterling at the Marconi Group's November month-end exchange rates of USD:GBP1.556 and Euro:GBP1.564



ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly / David Beck

Public Relations

Marconi plc

+44 (0) 207 306 1771



joe.kelly@marconi.com

Heather Green

Investor Relations

Marconi plc

+44 (0) 207 306 1735

heather.green@marconi.com

                                    ANNEX A

               SUMMARY OF KEY ACTUAL CLAIMS AND CONTINGENT CLAIMS

Since the announcement of 29 August 2002, Marconi plc has continued the process of identifying and quantifying actual and contingent claims against both Marconi plc and Marconi Corporation. KPMG has been appointed to assist in preparing the schemes and to assist the companies in considering the level of claims that might be made under each of the schemes. As part of this process, Marconi plc and Marconi Corporation have placed advertisements in certain national and international newspapers inviting all persons having a claim against either company, whether actual or contingent, to submit details of their claims to KPMG, 8 Salisbury Square, London EC4Y 8BB (Attention: Richard Heis). Marconi plc and Marconi Corporation have also written to certain known creditors and performed further internal due diligence in order to estimate the level of claims that might be made under the schemes. This process is now largely complete and to date has not identified any substantial additional creditor claims.

Marconi Corporation

There are three main categories of actual or contingent scheme creditor claims against Marconi Corporation:

(i) Syndicated Bank Debt and External Bond Debt representing approximately GBP3.8 billion of indebtedness;

(ii) Internal Bond Debt and inter-company claims against Marconi Corporation which are anticipated to be, in aggregate, approximately GBP0.8 billion; and

(iii) Additional anticipated sundry third party claims, which are likely to include sundry loans, guarantees, class actions and other lawsuits and derivative positions.

In total the anticipated scheme claims are expected to be not less than GBP4.9 billion (excluding a general reserve).

A general reserve will need to be established to provide for the settlement of contingent and unknown claims. The precise size of this reserve will be dependent on additional claims that may emerge and will be set out in the scheme document. If this hold back is not required to settle contingent claims, it will be distributed to actual claimants on a pro rata basis. Such distribution, if any, is only likely after a suitable waiting period.

Potential Scheme Claims Against Marconi Corporation plc
(GBP millions)

Syndicated bank facility                                                   2,080

Yankee and Euro bonds (externally held)                                    1,740

Other financial creditors                                                    125

Ancrane Limited (internally held bond debt and inter-company claims)         760

Sundry third party creditors                                                 170

General reserve                                                              125
                                                                        --------
Currently estimated to be                                                  5,000

It is currently estimated that the general reserve (described above) representing a provision for claims of GBP125 million will be set aside for any creditors who have not been identified as at the date for determining those creditors that benefit from the initial distribution.

Marconi plc

Claims against Marconi plc include the value of guarantees given in respect of Marconi Corporation's External and Internal Bond Debt and Syndicate Bank Debt and sundry third party claims including class actions, other lawsuits and derivative positions. A general reserve will need to be established to provide for the settlement of contingent and unknown claims. The precise size of this reserve will be dependent on additional claims that may emerge and will be set out in the scheme document. If this hold back is not required to settle contingent claims, it will be distributed to actual claimants on a pro rata basis. Such distribution, if any, is only likely after a suitable waiting period.

Potential Scheme Claims Against Marconi plc
(GBP millions)

Syndicated bank facility                                                   2,080

Yankee and Euro bonds (externally held)                                    1,740

Ancrane Limited (internally held bond debt)                                  375

ESOP guarantee claim                                                         170

Marconi Corporation inter-company claims                                     405

Sundry third party creditors                                                 195

General reserve                                                              250
                                                                        --------
Currently estimated to be                                                  5,215


It is currently estimated that the general reserve (described above) representing a provision for claims of GBP250 million will be set aside for any creditors who have not been identified as at the date for determining those creditors that benefit from the initial distribution.

It is important to note that the above represents the Group's current assessment of claims and the estimated required level of general reserves that might be made in the Marconi plc and Marconi Corporation schemes. Additional claims could materialise before the launch of the Restructuring, which would need to be taken into account as part of the Restructuring and might affect either the quantum of the scheme claims or the level of the general reserves.

At the time of the Restructuring, Marconi plc's main assets will include a wholly-owned subsidiary, Ancrane Limited and an inter-company receivable due from Ancrane Limited. Ancrane Limited is a creditor of Marconi Corporation and will, under the Marconi Corporation scheme, receive a pro rata share of the Restructuring Consideration. In consideration for the release of their claims, creditors participating in the Marconi plc scheme will receive a pro rata distribution of the assets of Marconi plc which will include the Restructuring Consideration received through Ancrane Limited.

Marconi plc has an inter-company liability owing to Marconi Corporation. Marconi Corporation will therefore be entitled to receive a pro rata distribution of the assets of Marconi plc which, as described above, will include a proportion of the Restructuring Consideration. Any Restructuring Consideration that flows to Marconi Corporation in this manner will be made available to the Marconi Corporation scheme creditors. It is anticipated that account will be taken of such an amount as if it were payable to Marconi Corporation in determining the distribution to be made under the Marconi Corporation scheme.



                                    ANNEX B

                         Updated Financial Information

As previously disclosed in the 29 August announcement, in order to facilitate the Restructuring discussions, certain non-public information (the "Information") has been presented to the Syndicate Banks and certain bondholders. Prior to the presentation of the Information, Marconi entered into non-disclosure agreements with certain of the bondholders which require Marconi to publish the Information on a specified date and which restrict such bondholders from dealing in Marconi securities until the publication of the Information. In order to facilitate this announcement, Marconi agreed to publish such Information at the conclusion of these discussions.

The Information has been prepared based on certain assumptions and projections with respect to the Group's revenue generating capability, capital expenditures, operating expenses and trading conditions in the telecommunications equipment market and on the basis of information known at the time it was prepared. A substantial part of the information was prepared by Marconi management for internal purposes and not with a view to public disclosure.

The assumptions used in preparing the Information are inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. Neither Marconi nor Marconi Corporation gives any assurance that the assumptions that underpin the Information are correct or that the projections and estimates contained in this Annex will reflect actual results of operations and cash flows. No representation is made or intended with respect to the likely existence of any particular future set of facts or circumstances. No reliance should be placed on the Information or any part of it and it is not intended to persuade or incite anyone to engage in investment activity. Neither Marconi nor Marconi Corporation will be publishing any updates in relation to any part of the Information.

Marconi is providing the following statement by way of general caution and in order to utilise the "Safe Harbor" provision of the US Private Securities Litigation Reform Act of 1995. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risk and uncertainties and can be affected by other factors which are beyond the control of Marconi and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance and achievement). Although not exhaustive, the following factors could cause such differences: any significant change in the terms of the Restructuring from those set out in the Heads of Terms; any major disruption in production at Marconi's or its strategic suppliers' key facilities; changes in tax and other laws and regulations, which, among other things, could cause Marconi to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for Marconi's products. These factors and other factors that could affect these forward-looking statements are described in Marconi's Form 20-F report and Form 6-K reports filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sensitised Business Plan

Marconi's Sensitised Business Plan, as published on 29 August, has been refined as part of the Group's ongoing forecasting process. As described in the 29 August announcement and the Q2 trading update announcement of 22 October, the Group's Sensitised Business Plan was based on the Group's Business Plan forecasts prepared in April 2002, to which a set of sensitivities were applied to reflect the scenario of more difficult market conditions, and in particular, a delay in market recovery beyond the end of 2003 as assumed in the Business Plan.

The financial projections in this plan remain materially the same as those of the Sensitised Business Plan published on 29 August, although there have been modest reductions to EBITDA and operating cash flows (principally in 2004) as a result of refinements regarding the timing and the realisation of the benefit from the numerous initiatives being undertaken to improve gross margins and operating expenses. The following is a summary of the forecasts split between the Rest of World businesses (Core and Capital excluding the US businesses) and the US businesses (the equipment and services activities of Outside Plant and Power ("OPP"), Broadband Routing and Switching ("BBRS") and North American Access ("NA Access")):



(GBP millions)

Year-ended 31 March                                             '04          '05          '06          '07

Sales
Rest of World                                                 1,750        2,027        2,234        2,397
US Business                                                     542          627          721          791
                                                        -----------  -----------  -----------  -----------
Total Sales                                                   2,292        2,654        2,955        3,188

Gross Margin
Rest of World                                                   431          573          664          733
US Business                                                     187          236          284          320
                                                        -----------  -----------  -----------  -----------
Gross Margin                                                    618          809          948        1,053

EBITDA
Rest of World                                                   116          238          284          328
US Business                                                      82          104          131          165
                                                        -----------  -----------  -----------  -----------
Total EBITDA                                                    198          342          415          493

Operating Cash Flow
Rest of World                                                  (13)          137          194          246
US Business                                                      40           69          112          140
                                                        -----------  -----------  -----------  -----------
Total Operating Cash Flow                                        27          206          306          386



Cash to be Retained by the Group Immediately Following the Restructuring

As stated above, Marconi expects the Restructuring to be completed by no later than 15 March 2003. The tables below show projected financial information for the Group as at 28 February 2003, being the closest month end date to the expected date of completion. There is not expected to be any material difference between the balances at the end of February and the balances at 15 March 2003.

Since the 29 August announcement, the Group has refined the projected cash it will need to retain after the Restructuring for the purposes of working capital, funding to breakeven and other restricted cash requirements. The expected cash balance retained has been increased from GBP635 million to GBP724 million, mainly to allow for:

        - GBP25 million of additional expected net cash out flows to breakeven, including part of the GBP36 million of gross annual interest payable on the Senior Notes;

        - GBP39 million additional cash retained for working capital needs of the Core business, including global working capital; and

        - GBP25 million additional provisions for cash collateralisation of existing bonds.

The cash balances as at 28 February 2003 will therefore be retained for the following purposes:

(GBP millions)

Projected net cash outflows to breakeven
(including net interest payable) (note 1)                                     40

Global working capital (note 2)                                              113

Cash in transit (note 3)                                                      30

Working capital retained for Core business (note 4)                          196

Cash collateralisation of performance bonds (note 5)                         175

Retention for cash to be paid out re. Employee
Share Option Scheme (note 6)                                                 170
                                                                        --------
                                                                             724

Note 1: Net Cash Outflows to Breakeven

Cash retained by the group to fund the business to its breakeven point. This figure includes gross interest payable on the Senior Notes of GBP36 million per annum. Gross cash outflows are shown net of proceeds (GBP76 million) forecast to be received after 28 February 2003 from certain identified asset disposals in the period to breakeven.

Note 2: Global Working Capital

It is estimated that approximately GBP113 million of cash is generally held at subsidiary levels and within joint ventures within the business as working capital for the worldwide operations of the Group.

Note 3: Cash in Transit

Normally, and hence also upon Restructuring, it is estimated that approximately GBP30 million of cash will be in transit and therefore not available for distribution.

Note 4: Working Capital Retained for Core Business

GBP196 million of cash will be retained for the working capital needs of the Core business. Working capital requirements include the funding of normal working capital swings which are the result of timing differences between receipts and payments, additional provisions for known and unknown contingent liabilities, as well as trading sensitivities to meet working capital requirements. It has also been assumed that Marconi will have access to US working capital facilities in an amount totalling approximately USD45 million (approximately GBP30 million).

Note 5: Cash Collateralisation of Performance Bonds

During the period prior to the Restructuring, certain new performance bonding agreements entered into by Marconi have been structured on a cash collateralised basis. It is not anticipated that this cash will initially be available for distribution. In addition, a number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. The GBP175 million of cash retained with respect to performance bonds includes GBP55 million to be held in escrow to fund potential calls for collateral under these bonds. In addition, up to GBP25 million of the GBP175 million will be held to cash collateralise bonding under the new facility when available. Marconi expects to obtain a performance bonding line of GBP50 million to facilitate the Group's new bonding requirements.

Note 6: Retention of Cash to be Paid Out in Relation to Employee Share Option Scheme

Retained pending the settlement of potential liabilities in relation to the Group's prior ESOP hedging arrangements.

Cash Movement

The table below outlines certain projected cash movements in the period between 30 September 2002 and the expected post restructuring cash balance of GBP724 million in order to provide additional detail on projected uses of cash during that time period:

(GBP millions)

Cash balance at 30 September 2002 (note 1)                                 1,084

Repayment of other bilateral indebtedness                                   (27)

Projected operating expenditures, exceptional restructuring costs,         (154)
working capital movements and other disposals

Projected net interest payments                                             (14)

Projected cash distribution to creditors                                   (165)
                                                                        --------
Pro forma cash balance at Restructuring (as at 28 February 2003)             724

Note 1: Cash balance at 30 September 2002

The balance includes GBP13 million relating to buyer retentions of disposal proceeds, classified as a short-term asset in the Interim financial statements.

Lockbox Balances

In addition to the information provided to creditors in relation to the general cash balances and cash movements, further information has been provided regarding the cash balances held in the lock-box over which security has been provided to the bondholders, Syndicate Banks and certain ESOP counterparties. This information shows that there continue to be substantial cash balances held in the lock-box (for the purposes of funding operating and exceptional cash flows and any calls for cash collateral in relation to performance bonds) and that the outflows in the period to the Restructuring are being managed as tightly as possible.

The table below sets out the revised forecast lockbox balances against which requests for withdrawals by Marconi are assessed by the creditors and their advisers.

(GBP millions)

30 September 2002 (actual)                                                   735

31 October 2002 (actual)                                                     743

29 November 2002 (actual)                                                    749

31 December 2002                                                             663

31 January 2003                                                              618

28 February 2003                                                             582

ENDS/...



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 16 December 2002